================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF APRIL 2003

                             ----------------------

                         PSi TECHNOLOGIES HOLDINGS, INC.
             (Exact name of Registrant as specified in its Charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's name into English)

                             ----------------------

                               Electronics Avenue
                             FTI Industrial Complex
                     Taguig, Metro Manila 1604, Philippines
              (Address of Registrant's principal executive offices)

                             ----------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F x      Form 40-F
                                       -----            _____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes            No      x
                                      _____           -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ------

================================================================================

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: August 6, 2003

                                       PSi TECHNOLOGIES HOLDINGS, INC.


                                       By: /s/ Arthur J. Young, Jr.
                                           -------------------------------------
                                           Arthur J. Young, Jr.
                                           President and Chief Executive Officer

                         PSi TECHNOLOGIES HOLDINGS, INC.

                                  SEC FORM 6-K
                                   August 2003

                                TABLE OF CONTENTS

Description                                                                Page

Press Release, dated August 6, 2003
PSi Technologies Reports Second Quarter 2003 Results ........................ 3

                   [Logo of PSi Technologies Holdings, Inc.]

              PSi TECHNOLOGIES REPORTS SECOND QUARTER 2003 RESULTS

Santa Clara, CA & Manila, Philippines - August 6, 2003 - PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the second quarter ended June 30, 2003:

Highlights for the quarter
.. Revenue of $22.2 million, an increase of 10% on a quarter-over-quarter basis. .. Gross margin of 3.5%, an increase of 337 basis points on a quarter-over-
   quarter basis.
.. EBITDA of $2.3 million, an increase of 43% on a quarter-over-quarter basis. .. EPS of $(0.14) versus $(0.19) in 1Q03.

Second Quarter Financial Results
Revenues for the second quarter of 2003 totaled $22.2 million, a 10% sequential increase compared to $20.1 million in the previous quarter, and a 26% increase compared to $17.7 million in revenues for the second quarter of 2002. Revenues from the top 5 customers of the Company were $18.2 million, a 9% increase compared to $16.7 million in the previous quarter, and a 35% increase compared to $13.5 million in the second quarter of 2002.

"On balance, PSi adapted to difficult market conditions prevalent throughout the quarter due to our efforts to increase the level of customer outsourcing activities," said Arthur J. Young, Jr., Chairman & CEO. "The outsourcing trend continues to accelerate as we grew more than twice the rate of the power semiconductor market on a sequential basis, based on data from the Semiconductor Industry Association (SIA)."

Power semiconductor packages comprised 94.4% of total second quarter revenue, or $20.9 million, an 11% sequential increase in sales versus $18.8 million in the previous quarter, and a 34% increase compared to $15.6 million in revenues for the second quarter of 2002. Overall unit volumes increased 17% sequentially and were higher by 39% year-over-year.

"The 6% sequential decline in the Company's average selling prices during the quarter was driven primarily by a change in product mix to lower ASP products and secondarily by price declines for packages to certain customers that were negotiated during the second half of 2002," said Young.

In terms of geographic distribution, U.S. and European based customers comprised 40% and 50% of sales respectively. Sales to European based customers expanded by a sequential 11.3%, while those to the U.S. grew by 10.8%. In the second quarter of 2002, the U.S. and European markets accounted for 52% and 37% of sales, respectively, with Asia accounting for the remainder.

The Company's largest customers for the first quarter (in alphabetical order) were Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, and Philips. Products packaged for those customers are used in a variety of end user applications, with particular focus on automotive systems, consumer electronics, communications equipment, industrial applications, home appliances and PC motherboards.

Through the quarter, PSi developed and increased our packaging capabilities for linear regulators, low dropout voltage regulators, high junction temperature diodes, enhanced alumina and aluminum nitride substrate design for power modules, and power mosFET in a module package.

Gross profit margin was 3.5%, compared with 0.1% in the previous quarter. It was 3.9% in the same period last year. Gross profit was $773,180 in the second quarter, compared to $23,162 in the previous quarter, and $683,834 for the second quarter of 2002.

"During the second quarter, we mitigated the effects of the ASP decline in certain packages through material substitution activities. Efficiencies were also gained through the $395,042 reduction in manufacturing expenses. This is equivalent to 1.8% of revenues," said Young. "Improved asset utilization led to a similar reduction in depreciation as a percent of revenue."

EBITDA for the second quarter of 2003 was $2.3 million, a 42.9% sequential increase compared to $1.6 million in the first quarter of 2003. EBITDA margin was 10.2% for the quarter.

Operating expenses increased by 1.1% sequentially due to higher research and development and administration expenses. Operating loss for the second quarter was lower at $(1.6) million, compared to $(2.3) million in the previous quarter and $(1.6) million in the second quarter of 2002. Operating loss margin was (7.3)% versus (9.1)% in the same period last year. Operating loss margin was (11.6)% in the first quarter.

According to Young, "Despite the improvement in margins and performance relative to the first quarter, there is more that can be done in the areas of cost and asset management to improve the Company's profitability and consistency of performance."

Second quarter net loss was $(1.9) million or $(0.14) per diluted share compared to $(2.5) million, or $(0.19) per diluted share in the previous quarter, and $(1.7) million or $(0.13) per diluted share in the second quarter of 2002.

First Half 2003 Results

Revenues for the first half were $42.3 million, an increase of 32% from the first half 2002. Gross profit was $796,339, or 1.9% of revenues.

Operating expenses were kept in check at 11.2% of revenues or $4.7 million, as compared to 12.9% of revenue or $4.2 million in the first half of 2002. Operating loss was $(4.0) million, or (9.3)% of revenues versus (10.3)% in the first half of 2002. Net loss was $(4.4) million, or $(0.33) per diluted share, compared to net loss of $(3.5) million, or $(0.26) per diluted share for the same period last year.

Reviewing first half results, Young said, "The outsourcing trend and underlying industry growth continues to drive PSi's 32% year-over-year revenue performance. In contrast, currently available data from SIA shows the underlying industry grew by just 11% over the same period

                                    - more -
last year. The Company's profitability was weighed down by the decline in ASP during the period that led to an increase in raw material costs as a percentage of sales. This was partially mitigated by increased efficiency in the deployment of direct labor. We have been working to mitigate the negative pricing trend prevailing throughout our industry, and are encouraged to report progress during the second quarter."

Balance Sheet Highlights

Cash and cash equivalents totaled $1.0 million on June 30, 2003, versus $1.2 million in the previous quarter.

"We continue to execute on our commitment to improve the management of our cash resources. I am pleased to report that we have lowered our receivable and inventory days to 52 and 35 days respectively, from 70 and 45 days in December 2002," said Thelma G. Oribello, Chief Financial Officer.

Reporting on the Company's balance sheet restructuring activities, Oribello said, "In parallel with these efforts were negotiations with our major shareholder and various financial institutions for long-term financing facilities to strengthen our balance sheet and refinance our short-term obligations. After the quarter ended, we issued a $4 million 5-year senior subordinated exchangeable note to our majority shareholder Merrill Lynch Global Emerging Markets Partners (MLGEMP). The proceeds of the note are being used to pay certain liabilities related to the Company's capital expenditures that were incurred over the past year which are due by the end of the second and third quarters of 2003, and were not payable out of current cash flow from operations or available lines of credit. We are also in the process of securing an additional $5 million from one of our European creditors, with whom we have an existing $5 million credit facility. It is expected that the term of this combined $10 million facility will be extended to 1.5 years from 1 year."

Capital expenditures (CAPEX) amounted to $6 million for the first six months of the year. For the full year 2003, the Company's CAPEX budget is $10 million.

Tangible book value was $5.2 per share on June 30, 2003, with outstanding shares of 13,289,525 shares.

Business Outlook

Commenting on the Company's business outlook and going forward strategies, Young said, "We believe we face a challenging revenue environment in the third quarter, due to the SARS related buildup in our customers' inventories in key end applications such as consumer electronics and wireless handheld devices. Correspondingly, we forecast flat to a 5% sequential decline in revenue for the third quarter, as customers exposed to those end markets lower their loading plan to compensate for the inventory buildup. We are hopeful that as customer inventories clear, the orders will accelerate, and as a result fourth quarter revenues will improve."

"We continue to reduce the Company's cost base. We reduced overall headcount by over 300 employees, from the peak in May, and expect to further reduce headcount by another 200 employees before the end of August. Other manpower cost reduction initiatives are also being put in place. The downsizing of the organization is an important part of our ongoing efforts to increase productivity by eliminating non-value added functions and streamlining our manufacturing process. We are also adjusting our operations schedule with our production plan,

                                     -more-
to reduce utilities costs and other associated expenses," said Young. "Our goal here is to achieve total cost savings of $850,000 over a full quarter."

"Finally, we are finalizing the rationalization of our asset base moving towards equipment supporting high run-rate and higher margin packages. Combined, our restructuring and asset rationalization initiatives may result in a one-time charge, to be incurred in the third quarter. These will drive us closer to our goal of profitability," concluded Young.

Conference Call and Webcast

Company management will hold a conference call on its second quarter 2003 operating results on Wednesday, August 6, 2003, at 5:00 p.m. Eastern/2:00 p.m. Pacific. Interested parties should call 888-792-1093 (for domestic callers) or 703-871-3597 (for international callers) at least 5 minutes before start time, and ask the operator for the PSi conference call. A live webcast will also be available through the Investor Relations section of the Company's website at www.psitechnologies.com under `Quarterly Webcasts,' or at www.companyboardroom.com.

A replay of the conference call will be available at 888-266-2086 (for domestic callers) and 703-925-2435 (for international callers) through August 13, 2003; the access code is 209838. The webcast replay will be available for 90 days.

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company's web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.:                At FRB | Weber Shandwick
Edison G. Yap, CFA                                 Jocelyn Hunter (general info)
(63 917) 894 1335                                  (415) 248 3433
egyap@psitechnologies.com.ph                       jhunter@webershandwick.com

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi's products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, the possible spread of SARS and the economic effects thereof, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could

                                     -more-
affect PSi's financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

                            -Financial Tables Follow-

                                     -more-

                         PSi Technologies Holdings, Inc.
                           Unaudited Income Statement

                                         (in US Dollars)                            (in US Dollars)
                                        For 3 months ended                         For 6 Months ended
                                 30-Jun-03             30-Jun-02            30-Jun-03             30-Jun-02
Sales                          $ 22,186,139.51       $ 17,653,307.33      $ 42,332,737.02      $  32,184,092.89

Cost of Sales                    21,412,959.92         16,969,472.85      $ 41,536,398.46      $  31,354,823.80
                              -----------------    ------------------    -----------------    ------------------
Gross Profit                        773,179.59            683,834.48           796,338.56            829,269.09
                              -----------------    ------------------    -----------------    ------------------

Operating Expense
  Research and Development          438,813.13            386,822.48      $    871,502.68      $     650,758.26
  Stock compensation cost            59,988.21             59,988.21      $    119,976.42      $     119,976.42
  Administrative Expenses         1,677,242.21          1,539,202.31      $  3,333,663.48      $   2,785,294.47
  Marketing Expenses                212,002.53            306,359.23      $    424,651.97      $     596,445.01
                              -----------------    ------------------    -----------------    ------------------
    Subtotal                      2,388,046.08          2,292,372.23         4,749,794.55          4,152,474.16
                              -----------------    ------------------    -----------------    ------------------

Operating Profit/(Loss)          (1,614,866.49)        (1,608,537.75)       (3,953,455.99)        (3,323,205.07)

Other Income / (Charges)           (266,012.26)           (58,833.23)     $   (470,111.72)     $    (148,062.93)

Income before Tax                (1,880,878.75)        (1,667,370.98)       (4,423,567.71)        (3,471,268.00)

Minority Interest                      (428.59)             5,407.38      $       (544.11)     $      10,308.88
                              -----------------    ------------------    -----------------    ------------------
Net Income                       (1,881,307.34)        (1,661,963.59)       (4,424,111.82)        (3,460,959.12)
                              =================    ==================    =================    ==================

EBITDA                            2,258,449.30             46,938.13      $  3,838,803.67      $   2,664,207.04

No. of Shares Outstanding           13,289,525            13,289,525           13,289,525            13,289,525

EPS                                      (0.14)                (0.13)               (0.33)                (0.26)

                                     -more-

                            PSi Technologies Holdings, Inc.
                          Unaudited Consolidated Balance Sheet
                                     (In US Dollars)

 ASSETS                                                   30-Jun-03        30-Jun-02
     Cash & Cash Equivalents                                 962,434        1,659,169
     Accounts Receivable                                  14,559,331       12,580,818
     Inventories                                           8,545,406        8,458,596
     Prepaid Expenses & Tax Credits                        2,896,501        3,333,320
                                                         ----------------------------
   Total Current Assets                                   26,963,672       26,031,903
                                                         ----------------------------
     Property Plant & Equipment                          144,372,741      129,694,768
     Accumulated Depreciation                             61,410,453       46,309,065
                                                         ----------------------------
   Property Plant & Equipment - Net                       82,962,288       83,385,703
                                                         ----------------------------
   Investment & Advances                                     141,906          142,390
   Other Assets                                            1,416,614        2,579,112
                                                         ----------------------------
 TOTAL ASSETS                                            111,484,479      112,139,107
                                                         ============================
 LIABILITIES & STOCKHOLDER'S EQUITY
      Accounts Payable and Other  Expenses                20,447,222       15,497,450
      Accounts Payable CAPEX                               6,975,669        9,802,325
      Bank Loans                                           7,700,000        4,750,000
      Trust Receipts                                       4,220,256        2,145,005
      Current Portion of Long-term Debt                    2,572,397           77,228
      Current Portion of Obligation under Capital Lease       96,946           76,635
                                                         ----------------------------
   Total Current Liabilities                              42,012,490       32,348,643
                                                         ----------------------------
 Long-term liability (net of current)                            -          2,525,238
 Obligation Under Capital Leases (net of current)            129,769          163,524
                                                         ----------------------------
 TOTAL LIABILITIES                                        42,142,259       35,037,405
                                                         ============================

 Minority Interest                                           169,197          205,927
 Equity
                                                         ----------------------------
 TOTAL EQUITY                                             69,173,023       76,895,775
                                                         ============================
 TOTAL LIABILITIES & S'HOLDERS' EQUITY                   111,484,479      112,139,107
                                                         ----------------------------

                                    - more -

                         PSi Technologies Holdings, Inc.
                 Unaudited Consolidated Statement of Cash Flows
                                 (In US Dollars)

                                                                   For the 3        For the 6
                                                                 Months ended     Months ended
                                                                   30-Jun-03        30-Jun-03
CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income                                                        (1,881,307)      (4,424,112)
 Adjustments to reconcile net income to net cash
   provided by operating activities:
 Minority interest                                                        429              544
 Equity in net loss (gain) of an investee 2002                              -                -
 Stock compensation cost                                               59,988          119,976
 Depreciation and amortization                                      4,047,861        7,949,933
 Provision for (benefit from) deferred income tax                           -                -
 Equity in net loss (gain) of an investee                                   -                -
   Change in assets and liabilities:
     Decrease (increase) in:                                                -                -
       Accounts receivables                                           676,810         (584,888)
       Inventories                                                   (556,144)         (74,350)
       Other Current Assets and tax credit receivable                 170,408         (663,516)
     Increase (decrease) in:
       Accounts payable and other expenses                          2,303,575        4,846,392
                                                                ------------------------------
Net cash provided by operating activities                           4,821,620        7,169,979
                                                                ------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
 Additions to property and equipment                               (5,469,631)      (9,985,916)
 Decrease (increase) in investments and advances                        1,307           99,058
 Decrease (increase) in other assets                                  254,181           46,865
                                                                ------------------------------
Net cash used in investing activities                              (5,214,143)      (9,839,993)
                                                                ------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Net availment/(payments) of short-term loans                               -        1,200,000
 Trust receipts and acceptances payable                               184,129          551,522
 Net availment/(payments) of stock issuance cost                            -                -
 Net availment/(payments) of long term loan                                 0                0
 Net availment/(payments) of obligation under capital leases          (35,043)         (24,921)
                                                                ------------------------------
Net cash provided by (used in) financing activities                   149,086        1,726,601
                                                                ------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 (243,437)        (943,413)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD                1,205,871        1,905,847
                                                                ------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                            962,434          962,434
                                                                ==============================

----------------------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION ON NONCASH FINANCING & INVESTING ACTIVITIES
 Property and equipment acquired (paid)
      on account under accounts payable                            (2,564,059)      (3,830,677)
----------------------------------------------------------------------------------------------

                                       ###